Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

July 5, 2007

To: Energy Metals Corporation

Dear Sirs:

Subject:	Energy Metals Corporation

We confirm that the following material was sent by pre-paid mail on July 3rd, 2007 to the registered shareholders of Common shares of the subject Corporation:

A	Letter to Securityholders/Notice of Special Meeting of Shareholders/Management Information Circular
B	Form of Proxy – Registered Shareholders
C	Letter of Transmittal – Registered Holders Only
D	Return Envelope
E	Security Return Envelope – Registered Holders Only

We further confirm that copies of the above mentioned material were sent by courier to each intermediary (with exception of Broadridge Canada and Broadridge US) holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

“Ana Garcia”
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4320)
Fax: 604.661.9401